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                                                                     EXHIBIT 77H

For Columbia Large Growth Quantitative Fund:

During the fiscal year ended September 30, 2011, the Fund served as an underlying investment of affiliated funds-of-funds. The Columbia LifeGoal Portfolios, Columbia Portfolio Builder funds and Columbia Retirement Plus funds and Columbia Management Investment Advisers, LLC through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.